UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                      (Amendment No. ___ )

                       MKTG Services, Inc.
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                        (Name of Issuer)

                  Common Stock, par value $.01
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                 (Title of Class of Securities)

                           55308X 10 0
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                         (CUSIP Number)



                        December 31, 2002
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     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [x]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  55308X     10     0                        Page 2 of 8
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1    NAME OF REPORTING PERSON


          Castle Creek Technology Partners LLC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               725,203
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          725,203
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          725,203

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.36%

12    TYPE OF REPORTING PERSON (See Instructions)
          OO

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CUSIP NO.  55308X     10     0                        Page 3 of 8
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1    NAME OF REPORTING PERSON


          Castle Creek Partners, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Illinois

                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               725,203
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          725,203
-----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          725,203

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.36%

12   TYPE OF REPORTING PERSON (See Instructions)
          OO

ITEM 1 (a) NAME OF ISSUER:

     MKTG Services, Inc. (the "Issuer")

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     333 Seventh Avenue, 20th Floor, New York, NY 10001
ITEM 2 (a) NAME OF PERSON FILING:

     The names of the persons filing this statement (the
"Reporting Persons") are Castle Creek Technology Partners LLC
("CC Technology") and Castle Creek Partners, L.L.C. ("Investment
Manager").

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

     The address of the principal office of both of the Reporting
Persons is 111 West. Jackson Blvd, Suite 2020, Chicago, IL 60604.

ITEM 2 (c) CITIZENSHIP:

     Investment Manager is an Illinois limited liability company.
CC Technology is a Delaware limited liability company.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

     This statement relates to the common stock, par value $.01 of the Issuer ("Common Stock").

ITEM 2 (e) CUSIP NUMBER:   55308X  10 0

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment advisor in accordance with '240.13d-
1(b)(1)(ii) (E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ' 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with '240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with '240.13d-1(b)(1)(ii)(J).

Item 4.  OWNERSHIP:

     (a)-(b) CC Technology beneficially owns 725,203 shares of Common Stock (the "Shares") of the Issuer, which constitute approximately 8.36% of the Common Stock outstanding. Investment Manager, through its relationship as investment manager of CC Technology, may be deemed to beneficially own all of such Shares, constituting approximately 8.36% of the Common Stock outstanding.

     (c) Acting through Investment Manager, its investment manager, CC Technology has shared power to vote or to direct the vote and to dispose or direct the disposition of all of the Shares. Investment Manager, as the investment manager of CC Technology, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of such Shares.

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
        PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A
          GROUP.

     This item is not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10   CERTIFICATION.

                                                      Page 6 of 8
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                      Page 7 of 8
                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2003



CASTLE CREEK TECHNOLOGY PARTNERS LLC

By:  CASTLE CREEK PARTNERS, L.L.C., Investment Manager


     By:/s/Thomas A. Frei
         -----------------------------------------
         Thomas A. Frei, Managing Director


CASTLE CREEK PARTNERS, L.L.C.


By:/s/ Thomas A. Frei
   -----------------------------------------------
   Thomas A. Frei, Managing Director

                                                     Page 8 of 8
                            EXHIBIT A

                Agreement Relating to the Filing
               of Joint Statements on Schedule 13G
                    Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Dated: January 9, 2003


CASTLE CREEK TECHNOLOGY PARTNERS LLC

By: CASTLE CREEK PARTNERS, L.L.C., Investment Manager


     By:/s/ Thomas A. Frei
         ---------------------------------
         Thomas A. Frei, Managing Director


CASTLE CREEK PARTNERS, L.L.C.


By:/s/Thomas A. Frei
   ---------------------------------------
   Thomas A. Frei, Managing Director